UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                      CHINA ENERGY SAVINGS TECHNOLOGY, INC.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                   16938W-10-2
                                 (CUSIP Number)

                         NEW SOLOMON CONSULTANTS LIMITED
                    c/o China Energy Savings Technology, Inc.
                                  Central Plaza
                                 18 Harbour Road
                             Suite 3203A, 32nd Floor
                                Hong Kong, China
                                  852-2588-1228
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                November 17, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  16938W-10-2

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1)   Name of Reporting Person - I.R.S. Identification No. of person (entities only).
     New Solomon Consultants Limited
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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
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3)   SEC Use Only

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4)   Source of Funds (See Instructions) OO (See Item 3)
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)     [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     British Virgin Islands
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                     7)     Sole Voting Power
                            9,955,134

NUMBER               8)     Shared Voting Power
OF SHARES                   0
BENEFICIALLY
OWNED BY             9)     Sole Dispositive Power
EACH                        9,955,134
REPORTING
PERSON WITH          10)    Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,955,134
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     59.3%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed to amend the following Items of the statement on Schedule 13D originally filed on October 20, 2004 by New Solomon Consultants Limited (the "Existing Schedule 13D"). Except as specifically indicated in this Amendment No. 1, the information contained in the Existing Schedule 13D, remains unchanged and all capitalized terms used but not defined herein have the meanings set forth in the Existing
Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable. There was no consideration given for the securities the Reporting Person received. See Item 4 below.

Item 4.  Purpose of Transaction

         The Reporting Person acquired the Common Stock for the purpose of acquiring control of the Issuer. On November 17, 2004, the Reporting Person was assigned 3,055,134 shares by Eurofaith Holdings, Inc., a British Virgin Islands company ("Eurofaith") for no consideration. All of the shareholders of the Reporting Person and all of the shareholders of Eurofaith are the same persons. This transaction was a continuation of a transaction pursuant to which the Reporting Person acquired control of the Issuer. As reported in the Existing
Schedule 13D, on August 26, 2004, the Reporting Person acquired 6,900,000 shares of Common Stock from Eurofaith upon conversion of a promissory note held by Eurofaith into 11,153,669 shares of the Issuer after the Issuer effected a 20 to 1 reverse stock split of its common stock. Such promissory note was originally issued by the Issuer in exchange for shares of Starway Management Ltd., a British Virgin Islands International Business Company ("Starway"), from Eurofaith. No part of the purchase price was represented by borrowed funds. The Reporting Person is 55% owned by Mr. Sun Li (through Mr. Li's sole ownership of Able Stars Enterprises Ltd., which owns 55% of the Reporting Person), who owned 50% of Eurofaith and who is now the Chairman and CEO of the Issuer. Thus, after the acquisitions on August 26, 2004 and November 17, 2004, the Reporting Person had acquired a total of 9,955,134 shares of common stock of the Issuer.

         Except as discussed in this Item 4, the Reporting Person does not have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 9,955,134 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 59.3% of the issued and outstanding shares of Issuer's Common Stock based on the number of shares of Issuer's Common Stock outstanding as of January 10, 2005.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer. The Reporting Person currently beneficially owns the securities of the Issuer as follows: 9,955,134 shares of Common Stock.

(c) As described in Item 4 above, on November 17, 2004, the Reporting Person was assigned 3,055,134 shares by Eurofaith for no consideration. The Reporting Person has not effected any other transactions in the Issuer's Common stock during the past sixty days.

(d) To the Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Person reported on herein.

(e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   January 12, 2006

                                   NEW SOLOMON CONSULTANTS LIMITED

                                   By:      /s/ Chiu Chiu Wing
                                       -----------------------------------
                                        Chiu Chiu Wing, Sole Director